NO ACT

PE
1-28-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09038773

Received SEC
MAR 1 8 2009
Washington, DC 20549

March 18, 2009

Anthony D. Squeglia
Chief Financial Officer
Pro-Pharmaceuticals, Inc.
7 Wells Avenue
Newton, MA 02459

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-18-09

Re: Pro-Pharmaceuticals, Inc.
Incoming letter dated January 28, 2009

Dear Mr. Squeglia:

This is in response to your letter dated January 28, 2009 concerning the shareholder proposal submitted to Pro-Pharmaceuticals by Michael Sheikh. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Michael Sheikh
FISMA & OMB Memorandum M-07-16

March 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pro-Pharmaceuticals, Inc.
Incoming letter dated January 28, 2009

The proposal relates to various corporate matters.

There appears to be some basis for your view that Pro-Pharmaceuticals may exclude the proposal under rule 14a-8(e)(2) because Pro-Pharmaceuticals received it after the deadline for submitting proposals. We note in particular your representation that Pro-Pharmaceuticals did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Pro-Pharmaceuticals omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pro-Pharmaceuticals relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PRO - PHARMACEUTICALS, INC.

ADVANCING DRUGS THROUGH GLYCOSCIENCES AMEX: PRW

Via e-mail www.shareholderproposals@sec.gov and Federal Express

January 28, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Pro-Pharmaceuticals, Inc. (the "Company")
Securities Exchange Act of 1934 - Rule 14a-8
Shareholder Proposal of Michael Sheikh

Ladies and Gentlemen

This letter is to notify the Securities and Exchange Commission (the "Commission") that Pro-Pharmaceuticals, Inc., a Nevada corporation (the "Company"), intends to exclude form its proxy statement and form of proxy for its 2009 annual meeting of shareholders (collectively, the "2009 Proxy Materials") certain shareholder proposals and related supporting statements (collectively, the "Proposal") received from Michael Sheikh (the "Proponent"), for the reason described below A copy of the Proposal is attached hereto as Exhibit A.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it omits the Proposal from the 2009 Proxy Materials. In accordance with Rule 14a-8(j), under the Securities Act of 1934, as amended, enclosed with the hard copy transmittal of this letter are six copies of this letter and its attachments.[1] As notice of the Company's intention to exclude the Proposal from the 2009 Proxy Materials, a copy of this letter and its attachments is also being mailed to the Proponent. This letter is being filed with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission.

BASES FOR EXCLUSION

The Company believes that the Proposal may be excluded from the 2009 Proxy Materials in reliance on (i) Rule 14a-8(e)(2) because the Company received the Proposal on December 29, 2008, which was after the deadline stated in the Company's proxy statement for the prior year, and (ii) on Rule 14a-8(c) because the Proposal contains more than one proposal.

[1] Exhibit D, the 2008 Proxy Statement, which was filed on EDGAR on April 16, 2008, due to its length is not included in the e-mail transmission of this letter.

BOS 46,445,666v2

7 Wells Avenue, Newton, MA 02459 617 - 559 - 0033 617 - 928 - 3450 www.pro-pharmaceuticals.com

FACTUAL BACKGROUND

The Proponent sent the Proposal as an attachment to an e-mail, addressed to me as the designated recipient on behalf of the Company of shareholder proposals, at 11:54 a.m. on December 29, 2008 (the "E-mail Transmission"; a copy of which is attached hereto as Exhibit B). The E-mail Transmission header states: "From: Sheikh ... Sent: Monday, December 29, 2008, 11:54 AM". The Proponent did not send the Proposal by any other means notwithstanding that it was dated December 17, 2008. Although there was an exchange of e-mails between the Proponent and me prior to December 29, 2008, that was the date on which the Proponent sent the Proposal to me as an attachment to the E-mail Transmission.

The Proposal attached to the E-mail Transmission contains five (5) proposals (enumerated in boldface 1 through 5) for the 2009 annual meeting and referred to by the Proponent as "proposals" in the introductory statement to the Proposal. Each of the first four proposals purportedly relates to a desired amendment of the Company's articles of incorporation (referred to as "articles of organization" in the Proposal), although each such proposal quotes, and proposes an amendment to, the Company's bylaws. The fifth proposal relates to nomination or an election to membership of the Company's board of directors.

On January 5, 2009, the Company timely notified the Proponent (the "Company Notification," a copy of which is attached hereto as Exhibit C) that the Company intended to exclude the Proposal. The Company Notification (a) advised the Proponent that under Rule 14a-8(e)(2) the Proposal was not timely submitted, and under Rule 14a-8(b) and (c) the Proposal was deficient; (b) informed the Proponent of the 14-day cure right relative to the identified deficiencies; (d) included a copy of Rule 14a-8 to assist the Proponent; and (d) alerted the Proponent to publicly available guidance issued by the Staff of the Commission about shareholder proposals.

The Proponent as of the date of this letter has not responded to the Company Notification.

ANALYSIS

First Basis for Exclusion

The Proposal may be excluded under Rule 14a-8(e)(2) because the Proposal was not received by the Company prior to the deadline.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly-scheduled annual meeting "must be received ... not less than 120 calendar days before the date of the company's proxy statement released to its shareholders in connection with the previous year's annual meeting." The Company's proxy statement relating to its 2008 annual meeting (the "2008 Proxy Statement") was released to shareholders on April 21, 2008, as disclosed in the 2008 Proxy Statement. In accordance with Rule 14a-5(e), the Company disclosed in the 2008 Proxy Statement the deadline for receipt of shareholder proposals for the 2009 annual meeting. Specifically, page 16 of the Company's 2008 Proxy Statement (a copy of which is attached hereto as Exhibit D) states the following, in pertinent part, under the heading "STOCKHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING":

> Under SEC rules, if a stockholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2009 annual meeting of stockholders, the proposal must be received by us, attention: Anthony D. Squeglia, Chief Financial Officer, at our principal offices by December 21, 2008.

Rule 14a-8 provides that the 120 calendar day advance receipt requirement need not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2008 annual meeting of shareholders was held on May 21, 2008. Although the Company has not formally scheduled the date of its 2009 annual meeting, it has consistently held its annual meetings in the last week of May each year and has no reason to believe it will do otherwise in 2009. Accordingly, the Company states in good faith that the 2009 annual meeting will not be moved by more than 30 days from the date of the 2008 annual meeting, and, thus, it is proper to apply the 120 calendar day receipt requirement in Rule 14a-8(e)(2).

Discussion

The Staff strictly construes the Rule 14a-8(e)(2) deadline and has consistently concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted, even if these proposals were received only a few days after the deadline. *See, e.g., City National Corp.* (avail. Jan. 17, 2008) (proposal received one day after submission deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (proposal received two days after the submission deadline); *Fisher Communications Inc.* (avail. Dec. 19, 2007) (proposal received two days after the submission deadline); *Smithfield Foods, Inc.* (avail. Jun. 4, 2007) (proposal received one day after the submission deadline); *International Business Machines Corp.* (avail. Dec. 5, 2006) (proposal received one day after the submission deadline).

Although the Proposal is dated December 17, 2008, the Company received the Proposal as an attachment to the E-mail Transmission on December 29, 2008. Rule 14a-8(e)(2) states that "[t]he proposal must be *received* ... not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" [emphasis added]. Accordingly, it is the date of receipt, not the date of the shareholder proposal, that controls for the determination of timely submission.

In support of the Staff's interpretations in the no-action letters listed above, the Staff has stated that shareholders should submit a proposal "well in advance of the deadline ..." Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14").

The Company is aware that by calculating the deadline for submission of a shareholder proposal for the 2009 annual meeting in accordance with the method provided in SLB No. 14, the 2008 Proxy Materials should have stated that the deadline for submission of a shareholder proposal for the 2009 annual meeting was December 27, 2008. Accordingly, had the Company received the

Proposal in any manner by December 27, 2008, it would have treated the Proposal as timely submitted. Nonetheless, the receipt on December 29, 2008 of the Proposal was late even under a corrected submission deadline (December 27, 2008). The Company notes the strict interpretation of the Staff as to the timely submission rule as well as its admonition to shareholders to submit proposals well in advance of the deadline.

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, the Company delivered the Company Notification solely as a courtesy to the Proponent (noting that under Rule 14a-8(f)(1) the Company had no obligation to do so).

Second Basis for Exclusion

The Proposal may be excluded under Rule 14a-8(c) because it contains more than one proposal.

Discussion

The Staff has granted no-action relief when a shareholder's submission clearly includes more than one proposal and, accordingly, violates Rule 14a-8(c) which permits only one proposal. *See, e.g., NCR Corporation* (avail. Feb. 13, 2002); *Citigroup Inc.* (avail. Feb. 26, 2002); and *Fotoball, Inc.* (avail. May 6, 1997). The Proposal contains five enumerated proposals and the Proponent's introduction treats them as multiple. Although the Proposal does not include draft resolutions to be included in the 2009 Proxy Materials, there is no suggestion in the Proposal that the five proposals could be combined into a single proposal and shareholder resolution. Even if the Proponent were to attempt an argument that the first four proposals in the Proposal could be combined into one proposal because they relate to the Company's charter documents, there is no reasonable basis to argue that the fifth proposal, as it relates to nomination or election of members of the Company's board of directors, can be combined coherently with the prior four proposals. Accordingly, the Proposal exceeds the number of proposals permitted under Rule 14a-8(c).

Although the Company Notification expressly states that Company intends to exclude the Proposal on the basis of Rule 14a-8(e), it advised the Proponent of the opportunity to cure the multiple proposal deficiency within 14 days under Rule 14a-8(f) and included a copy of the Rule. Accordingly, the Company met the requirement that it inform the Proponent of the opportunity to cure the Rule 14a-8(c) deficiency. The Proponent did not respond to the Company Notification.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal form its 2009 Proxy Materials pursuant to (i) Rule 14a-8(e)(2) because the Proponent has submitted the Proposal after the deadline for shareholder proposals, and (ii) Rule 14a-8(c) because the Proposal contains than one proposal.

Please direct any questions or comments regarding this letter to the undersigned at Pro-Pharmaceuticals, Inc., 7 Wells Avenue, Newton, MA 02459 (telephone 617-559-0033; fax 617-928-3450).

Thank you for your consideration

Very truly yours,

Anthony D. Squeglia
Chief Financial Officer

Enclosures

cc: Michael Sheikh (with enclosures) by First Class Mail

Although the Company Notification expressly states that Company intends to exclude the Proposal on the basis of Rule 14a-8(e), it advised the Proponent of the opportunity to cure the multiple proposal deficiency within 14 days under Rule 14a-8(f) and included a copy of the Rule. Accordingly, the Company met the requirement that it inform the Proponent of the opportunity to cure the Rule 14a-8(c) deficiency. The Proponent did not respond to the Company Notification.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal form its 2009 Proxy Materials pursuant to (i) Rule 14a-8(e)(2) because the Proponent has submitted the Proposal after the deadline for shareholder proposals, and (ii) Rule 14a-8(c) because the Proposal contains than one proposal.

Please direct any questions or comments regarding this letter to the undersigned at Pro-Pharmaceuticals, Inc., 7 Wells Avenue, Newton, MA 02459 (telephone 617-559-0033; fax 617-928-3450

Thank you for your consideration

Very truly yours,

Anthony D. Squeglia
Chief Financial Officer

Enclosures

cc: Michael Sheikh (with enclosures) by First Class Mail

EXHIBIT A

Michael Sheikh

FISMA & OMB Memorandum M-07-16

December 17, 2008

Dear Investor Relations

I would like the following proposals to be added to the proxy statements which will be voted on by the shareholders at the annual meeting.

Proposal 1: Allow shareholders to directly amend the articles of incorporation without prior Board of Director approval.

The bylaw as it reads now is.

BY-LAW 7.03 Amendments to By-Laws. These By-Laws may be amended or altered by the vote of a majority of all the members of the Board of Directors at any meeting. Such authority of the Board of Directors is subject to the power of the Shareholders to adopt, amend or repeal By-Laws, amended adopted or repealed by the Board of Directors, pursuant to Statute at any meeting of the Shareholders called for that purpose.

The proposed change in verbiage.

BY-LAW 7.03 Amendments to By-Laws. These By-Laws may be amended or altered by the vote of the shareholders or a majority of all the members of the Board of Directors at any meeting. Such authority of the Board of Directors is subject to the power of the Shareholders to adopt, amend or repeal By-Laws, amended adopted or repealed by the Board of Directors, pursuant to Statute at any meeting of the Shareholders called for that purpose.

Discussion: The current by-law doesn't have a mechanism for shareholders to vote for an amendment to the articles of incorporation without the Board of Directors first approving it. Under the current by-laws the Board of Directors could stop and have stopped shareholders from making positive changes to the articles of incorporation by simply not voting on it. This is not right. Shareholders simply have no power to change any of the articles of incorporation unless this bylaw is amended. If this shareholder proposal is adopted then proposals that are placed on the proxy will be adopted once the shareholder proposal passes at the shareholder meeting. If the board of directors is against a shareholder proposal to change the articles of incorporation they are traditionally given a chance to write a rebuttal to about the proposal in the proxy. No longer can the board of directors simply take a shareholder proposal under advisement and then not act on it as they have done in the past.

Proposal 2: Insert language into the present articles of incorporation to allow shareholders to propose an alternative slate of directors or nominate individual directors for a board position whereby either the slate that garners the most votes or the directors with the most votes fill the vacancies with the highest vote tallies.

BY-LAW 4.01 ... Shareholders may nominate individual directors or a slate of directors for inclusion in the annual proxy to be voted upon at the annual meeting of the shareholders. Shareholders will be allowed to provide director qualifications to be included in the proxy statements. If the number of nominees proposed by shareholders, exceeds the number of board positions authorized by the board the directors, the directors that receive the highest number of votes to fill the open board seats shall be awarded positions. If different slates of directors are proposed the slate with the highest number of votes shall fill the positions.

Discussion: As the procedure currently exists, shareholders must go through a nominating committee to nominate directors and get them placed on the ballot. If shareholders are overwhelmingly in favor of a director, the nominating committee may or may not place the name on the ballot. There simply is no guarantee. Passing this proposal will guarantee that the will of the shareholders are honored. If the current nominating committee is against the nominee that they see is unfit, they could publish their objection in the proxy.

Proposal 3: Amend the articles of incorporation to allow shareholders to call a special meeting.

This is the bylaw as it currently exists.

BY-LAW 3.03 Special Meeting. A special meeting of the shareholders may be called for any purpose by the president, or a majority of the directors.

This is the proposed change in verbiage.

BY-LAW 3.03 Special Meeting. A special meeting of the shareholders may be called for any purpose by the president, or a majority of the directors, or by a shareholder(s) who represent at least 5% of the common voting stock.

Discussion: As the current bylaws exist shareholders can only ask the president or directors to call a special meeting for any special business they may have. If a shareholder or a group of shareholders share similar ideas that would benefit the company there is no venue for them unless the president or majority of board members at there sole discretion allows them to be heard. As a shareholder advocate, I believe that shareholders should have a stake in the well being of the company and should be empowered to call for a special meeting to discuss their business. In order to protect shareholders from frivolous meetings at least 5% of the voting stock is required.

Proposal 4: Amend the articles of incorporation to require electronic record keeping of the shareholder meeting.

This is the bylaw as it currently exists.
BY-LAW 4.07 Order of Business/Record. The Board of Directors may, from time to time, determine the order of the business at any meeting thereof. The Secretary of the Corporation, or a Secretary Pro Tem chosen by the person presiding over the meeting as chairman, shall keep a record of all proceedings at a meeting of the Board of Directors.

This is the proposed change in verbiage

BY-LAW 4.07 Order of Business/Record. The Board of Directors may, from time to time, determine the order of the business at any meeting thereof. The Secretary of the Corporation, or a Secretary Pro Tem chosen by the person presiding over the meeting as chairman, shall keep a written and electronic record of all proceedings at a meeting of the Board of Directors or shareholders.

Discussion: As the bylaw currently exists there is void when it comes to legitimacy of the meeting minutes. In May 2006 a shareholder proposal presentation was made and passed by the shareholders, but was not recorded in the minutes. It is the opinion of the shareholder that this would not have been missed had there been an electronic recording device. We operate in a new world of transparency, and technology has made it easy and cost effective to video or electronically record a meeting. As a company we are engaged and likely to be engaged in litigation, and there is simply no good argument to leave the company open to a more costly litigation expense because we were too complacent to turn on a recording device so that there can be no dispute of the written records. Whether the secretary chooses video or audio alone to record the meeting, the accuracy of the minutes can easily be ratified by an independent review of the tapes.

Proposal 5: Addition of the following shareholder slate of directors to the proxy statement distributed at the annual shareholder meeting. Since there would be at least two slates of directors, the one with the highest number of votes would be elected.

David Platt
Mildred Christian
Steven Prelak
Theodore Zucconi
Jim Czirr
Peter Traeber
Rod Martin
Gil Amelio
Bobby Greenburg

Discussion: Bios of new nominees to be included in the proxy are attached below.

As you are aware and can verify – I am a shareholder and have been of 15000 shares of common stock for over a year.

Regards

Michael Sheikh

James C. Czirr

Jim Czirr is Managing Partner of 10 X Capital Management. He is co-founder of Pro-Pharmaceuticals, Inc, a drug development company focusing on Glyco-Upgrading existing cancer therapies to remove harmful side-effects and improve drug effectiveness at reducing tumors. He is also the founder of Extol Energy Corporation, a former director of Metalline Mining Corporation, and a member of the Council for National Policy. He was an All-Conference Center for the 1975 Michigan Wolverines.

Arthur Robert (Bobby) Greenberg

Bobby Greenberg is the president and founder of Prism Technologies, Inc. in Silicon Valley. With more than 32 successful years in the semiconductor equipment and materials industries, Prism provides professional business development, strategic alliance, and sales & marketing consulting services. He was previously the first President of SEMI, North America, a semiconductor industry trade association that represents the interests (including public policy) of more than 2000 members doing business across the North American continent. In 1973, he was a founding member of KTI Chemicals (acquired by Union Carbide in 1977), and in 1982 he was a founding member of Semiconductor Systems (acquired by General Signal Corp. in 1983). Born in Hope, Arkansas and a graduate of Hot Springs High School, he received his BSBA degree from Henderson State University in 1970; and in 2000, he received Henderson State University's Alumni Entrepreneur of the Year Award.

Rod D. Martin

Rod D. Martin is a noted futurist and advocate for the eradication of poverty and the expansion of liberty throughout the world. A writer, speaker and technology entrepreneur, he is an active investor and a director of several technology companies. Dr. Martin previously served as a senior advisor to PayPal.com founder Peter Thiel, most notably during PayPal's IPO and subsequent merger with dot-com giant eBay. After the merger, he left with Thiel to help launch Clarium Capital Management, a global macro hedge fund with over $5 billion under management today. Before his time in Silicon Valley, Dr. Martin served as Director of Policy Planning and Research for former Arkansas Governor and Presidential candidate Mike Huckabee.

Dr. Martin studied political and economic thought at Cambridge University in Great Britain and was elected student body president at Baylor Law School. He is deeply involved in charitable work aimed at alleviating global poverty, has raised significant sums for private K-12 scholarships for disadvantaged children in the United States, and serves on the boards of several foundations, including Hugh O'Brian Youth Leadership (HOBY) and Rescue a Million. He also continues to be active in matters of public policy, serving as President of the National Federation of Republican Assemblies (NFRA), Chairman of The Arlington Group's National Security Team, and as a member of the Board of Governors of the Council for National Policy.

Dr. Martin is a published author and has three additional books forthcoming. His shorter writings have appeared in such publications as *Human Events*, the San Francisco *Examiner*, *WorldNetDaily*, *The American Spectator*, *World* magazine, the Manchester *Union-Leader* and *Diario Las Américas*. A voracious reader, he was once named "player of the week" on TV's *Who Wants to Be a Millionaire*; and he lives on Florida's beautiful Emerald Coast with his wife Sherri, with whom he dotes on their three beloved children.

Peter G. Traber, M.D.

Peter G. Traber, M.D. is President and Chief Executive Officer of Baylor College of Medicine and Professor of Medicine, positions he has held since March 2003. He became Executive Dean as well in July

2008. Dr. Traber has had a long career in academic medicine involved in patient care, education, and research as well as leadership positions in the pharmaceutical industry.

Prior to joining BCM, Dr. Traber served as Senior Vice President for Clinical Development & Medical Affairs and Chief Medical Officer at GlaxoSmithKline where he was responsible for worldwide clinical development programs. Prior to GlaxoSmithKline, Dr. Traber was Chief Executive Officer of the University of Pennsylvania Health System and Interim Dean for the University of Pennsylvania School of Medicine in Philadelphia. He also served as Chair of the Department of Internal Medicine at the school from July 1997 to February 2000. Under his leadership, the Department of Internal Medicine was ranked third in the nation in NIH funding, and had multiple divisions on the U.S. News & World Report annual survey of top medical schools.

Dr. Traber also served as Chief of Gastroenterology at the University of Pennsylvania School of Medicine from 1992 to 1997. Prior to that position he was on the faculty at the University of Michigan School of Medicine in Ann Arbor from 1987 to 1992 where he helped to build the research and clinical enterprise.

Dr. Traber received his M.D. at Wayne State Medical School in Detroit in 1981, and served a residency in internal medicine at Northwestern University Medical School in Chicago, where he also did a fellowship in gastroenterology. He completed a fellowship in gastroenterology research at the University of Michigan Medical School, and in 1997, completed the Management Development Program for Physician Executives at The Wharton School at the University of Pennsylvania.

A respected researcher, Dr. Traber's scientific studies have included work on fundamental regulatory control mechanisms in intestinal biology with the goal of gaining a better understanding of human disease. He is the author of numerous publications on this research and the Senior Editor of the Handbook of Gastroenterology and Associate Editor of the Kelly Textbook of Internal Medicine.

In 1999, Dr. Traber received the Distinguished Alumnus Award from Wayne State University School of Medicine. He has medical specialty certification with the American Board of Internal Medicine and the American Board of Gastroenterology. He has been actively involved in the American Gastroenterologic Association, and has served as chair for various AGA committees, sections and subsections.

Dr. Traber serves on the Council of Deans of the Association of American Medical Colleges and is a member of both the Association of American Physicians and the Texas Medical Association. In addition, he holds membership in the American Society for Clinical Research, having served on the National Council, and is an honorary member of the Texas Club of Internists.

Dr. Traber is active in the Houston community and is on the Boards of the Alkek Foundation, BCM Technologies, Catholic Charities for the Diocese of Galveston-Houston, the Houston Technology Center, MBM Foundation, St. Luke's Episcopal Health System, Texas Heart Institute, and Tanox, Inc. In addition, he is an Honorary Advisor to the Indo-American Chamber of Commerce of Greater Houston.

Gil Amelio, Ph.D.

Gil Amelio is TheVanguard.Org's Finance Chairman and Systems Strategist. For three decades, Dr. Amelio has been a transformative leader, in business and technology, in Silicon Valley and around the globe. The savior of National Semiconductor -- taking it (as CEO) from its worst-ever quarter to its best in just three years -- and the man who put a dying Apple Computer on the road back to health, Amelio's leadership of Fortune 500 companies has directly created increased investor value of more than $9 billion. Since 1998, he has been a venture capitalist focusing on early-stage startups.

A former director and chairman of the Semiconductor Industry Association, Amelio has since 1996 been an advisor to the Malaysia Multimedia Super Corridor and to Malaysia's Prime Minister. He is a current or past director of AT&T (formerly SBC Communications), Pacific Telesis, Chiron, Sematech, the Georgia

Tech Advisory Board (as chairman) and the American Film Institute. He is an IEEE Fellow, has been awarded 16 patents, earned his Ph.D. in physics at Georgia Tech, and is the author of three books, *An American Imperative* (1993), *Profit from Experience* (1995) and *On the Firing Line: My 500 Days at Apple* (1998), the latter two of which were business best sellers.

ARTHUR ROBERT (BOBBY) GREENBERG

FISMA & OMB Memorandum M-07-16

EXPERIENCE

PRISM TECHNOLOGIES, INC. – PRESIDENT (JULY 2002 TO PRESENT)

Provide sales, marketing, consulting, and general and strategic business and product development. Assist in raising funds for existing and new businesses. 36 years of successful experience in the semiconductor equipment and materials industry.

SEMICONDUCTOR EQUIPMENT AND MATERIALS INTERNATIONAL (SEMI) – PRESIDENT, SEMI NORTH AMERICA (JULY 2001 TO JULY 2002)

Managed new organization focused on servicing and supporting more than 2000 SEMI member companies operating in North America. Provided direction and leadership to several functional areas including: executive, education, and business programs, public policy, sales and customer service. Responsible for administrative operations of four North American regional offices. Successfully integrated the merger between SEMI North America and Semiconductor Industry Suppliers Association (SISA). Member of SEMI leadership team requiring active participation and oversight on a company wide basis. Responsible for SEMI North America's budget, and P&L. Worked with a 18 member board of directors. Reported to the President & CEO of SEMI International.

PRISM TECHNOLOGIES, INC. – PRESIDENT (APRIL 1982 TO JULY 2001)

Founded and managed growth of first national U.S. sales representation company providing sales, marketing, and support for domestic and foreign semiconductor equipment and materials manufacturers. Achieved positive annual sales growth for seventeen consecutive years from 1982 to 1999, reaching annual sales of 287 million dollars in 1998.

SEMICONDUCTOR SYSTEMS, INC. – CO-FOUNDER & SALES REPRESENTATIVE (APRIL 1982 TO APRIL 1988)

Co-founder of company manufacturing semiconductor wafer coating and developing equipment. Acting VP of sales during first year of operation. Account manager when Intel Corporation selected Semiconductor Systems, Inc. as "Supplier of Choice" in June 1983 for all of Intel's new 6" wafer fabrication plants. Semiconductor Systems, Inc. was acquired by General Signal Corporation in September of 1983. Continued as western region sales representative until April 1988. Achieved highest sales for SSI each year.

KTI CHEMICALS, INC. – SALES MANAGER, VICE PRESIDENT SALES, VICE PRESIDENT SALES & MARKETING, VICE PRESIDENT-OFFICE OF THE PRESIDENT (JUNE 1973 TO MARCH 1982)

Founding member of company supplying semiconductor wafer processing chemicals and materials. As Sales Manager and Vice President of Sales was responsible for all product sales. KTI achieved positive sales growth for nine consecutive years reaching an annual sales volume of 19 million in 1981. As Vice President-Office of the President, was one of three Vice Presidents responsible for the daily operations of KTI Chemicals, Inc. KTI Chemicals, Inc. was acquired by Union Carbide Corporation in July 1977.

SEMPRO, INC (SUBSIDIARY OF MICRO MASK CORPORATION) FIELD SALES ENGINEER (OCTOBER 1972 TO JUNE 1973)

Responsible for sales of high resolution, photographic emulsion substrates (photomask blanks) to both captive and independent semiconductor photomask manufacturers in North America. Doubled the previous year's sales in eight months.

BUSINESS ORGANIZATIONS AND ASSOCIATIONS

Member of Semiconductor Equipment and Materials International's (SEMI) Sales and Marketing Executive Council (SMECS) for more than 20 years serving three terms as Chairman and two terms as Vice Chairman.
Founding member of Semiconductor Equipment and Materials International's (SEMI) Strategic Business Conference (SBC).
Master of Ceremonies for Semiconductor Equipment and Materials International's (SEMI)) Annual Forecast Dinner. (1995)
Member of Churchill Club (Present)

BOARD OF DIRECTORS

SiScan Systems, Inc. – Member of Board of Directors (1989 to 1994)
Lucid Waste Treatment Systems – Member of Board of Directors (1999 to 2001)
Motion Automation Systems, Inc. – Member of Board of Directors (1997 to 2003)
Prism Technologies, Inc – Member of Board of Directors (Present)
Builders Tools, Inc. – Member of Board of Directors (Present)
SemiSales.com – Member of Advisory Board (1999 to 2001)
The Vanguard.Org – Member of Advisory Board (2003 to Present)

AWARDS

Selected to Alumni Entrepreneur Hall of Fame by Henderson State University (2000)

EDUCATION

Bachelor of Science in Business Administration (BSBA), Henderson State University, 1970

EXHIBIT B

From: sheikh***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 29, 2008 11:54 AM
To: Anthony Squeglia
Cc: Theodore Zucconi
Subject: RE: Election of Directors

Tony
Attached are my shareholder proposals for inclusion in the annual proxy.

I must tell you it is frustrating the way you answer my questions, since you don't ever fully answer them. This latest e-mail leads me to believe that the articles of incorporation were in fact changed. I am utterly confused and feel that is what you were hoping for, so I am going to make my request real simple so I can get things 100% clarified. I would like to see the latest/most recent articles of incorporation for Pro Pharmaceuticals. This way I can ascertain for myself whether or not the articles of incorporation were changed, since you seem unwilling to answer my question. Either way I would like to see proof of the change. An electronic format is fine or you could fax it to me at 509-624-1100.

As you will see from my attached proposals they were contingent upon a straight answer to my question about the articles of incorporation, which I still haven't gotten. So after I get the answer I would like the opportunity to amend my proposals, but here they are for now.

Regards
Mike Sheikh
FISMA & OMB Memorandum M-07-16

EXHIBIT C

Pro-Pharmaceuticals, Inc.
7 Wells Avenue
Newton, Massachusetts 02459

By e-mail and Federal Express

January 5, 2009

Mr. Michael Sheikh

FISMA & OMB Memorandum M-07-16

Dear Mr. Sheikh:

On December 29, 2008, we received your letter containing proposals to be inserted in the proxy statement for the 2009 annual meeting of the shareholders of Pro-Pharmaceuticals. Rule 14a-8 under the Securities Exchange Act of 1934 sets forth rules that govern shareholder proposals. Because of the first deficiency noted below, under Rule 14a-8(f)(1) we are not required to respond to your letter, but have elected to do so as a courtesy you. Under Rule 14a-8 your proposal letter is deficient in at least three respects.

First, we received letter containing your shareholder proposals after the December 21, 2008 deadline for submission of shareholder proposals stated in the proxy statement for the 2008 annual meeting of shareholders of Pro-Pharmaceuticals. Rule 14a-8(e)(2) provides that to meet this requirement, "the proposal must be *received* at the company's principal executive offices" by the deadline (emphasis added). We did not receive your letter by December 21, 2008.

Second, Rule 14a-8(b) requires that a proposal contain a written statement that the shareholder "intend[s] to continue to hold the securities through the date of the meeting of shareholders." Your letter does not contain such a statement.

Third, Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal for a particular shareholders' meeting." Your letter contains five proposals, but under this rule you are limited to one proposal for our 2009 annual meeting of shareholders.

Under Rule 14a-8, you would be entitled to cure the second and third deficiencies by written communication to us sent within 14 calendars of your receipt of this letter, but insofar as the first deficiency cannot be cured, we intend to exclude your proposals.

I enclose a copy of Rule 14a-8 for your convenience which is written in a readable question and answer format. Insofar as several of your proposals appear to relate to our certificate of incorporation but refer to or quote our bylaws, I urge you to review the sections in the Nevada corporation law statute (governing law for Pro-Pharmaceuticals) that state the procedural and other rules for the adoption and amendment of corporate charter documents. Finally, the Division of Corporation Finance of the Securities and Exchange Commission has issued several legal bulletins intended to guide companies and shareholders alike with respect to shareholder proposals. You may find these helpful and they are available at www.sec.gov.

I appreciate your interest in Pro-Pharmaceuticals.

Very truly yours,

/s/ Anthony D. Squeglia
Anthony D. Squeglia
Chief Financial Officer

Enclosure

EXHIBIT D

DEF 14A 1 ddef14a.htm DEFINITIVE PROXY STATEMENT

United States
Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 14A

(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment)

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

PRO-PHARMACEUTICALS, INC.
(Name of Registrant As Specified In Its Charter)

____
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or

Schedule and the date of its filing.

(1) Amount Previously Paid:

---

(2) Form, Schedule or Registration Statement No.:

---

(3) Filing Party:

---

(4) Date Filed:

PRO-PHARMACEUTICALS, INC.
7 WELLS AVENUE
NEWTON, MASSACHUSETTS 02459

April 21, 2008

Dear Stockholder:

I invite you to the 2008 Annual Meeting of Stockholders of Pro-Pharmaceuticals, Inc. The meeting will be held at 2:00 p.m. on Wednesday, May 21, 2008, at the Sheraton Needham Hotel, 100 Cabot Street, Needham, Massachusetts.

On the following pages, you will find the Notice of our 2008 Annual Meeting of Stockholders and the Proxy Statement that describes the matters to be considered at the Annual Meeting. We also have enclosed your Proxy Card and our Annual Report for the year ended December 31, 2007. You will find voting instructions on the enclosed Proxy Card. If your shares are held in "street name" (that is, held for your account by a broker or other nominee), you will receive instructions from the holder of record that you must follow for your shares to be voted.

The Annual Meeting is an excellent opportunity to learn more about Pro-Pharmaceuticals' business and operations. We hope you will be able to attend.

Thank you for your ongoing support and continued interest in Pro-Pharmaceuticals.

Sincerely yours,

/s/ DAVID PLATT
David Platt, Ph.D.
Chairman of the Board

PRO-PHARMACEUTICALS, INC.
7 WELLS AVENUE
NEWTON, MASSACHUSETTS 02459

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

DATE AND TIME:

Wednesday, May 21, 2008 at 2:00 p.m., local time

PLACE:

Sheraton Needham Hotel
100 Cabot Street
Needham, Massachusetts 02494

ITEMS OF BUSINESS:

- To consider and act upon a proposal to elect nine members of the Board of Directors to one-year terms.
- To approve an amendment to our Articles of Incorporation increasing the number of authorized shares of common stock from 100,000,000 to 200,000,000.
- To transact such other business as may properly come before the Annual Meeting.

RECORD DATE:

You are entitled to vote if you were a stockholder of record at the close of business on April 11, 2008.

By Order of the Board of Directors

/s/ DAVID PLATT

David Platt, Ph.D.
Chairman of the Board

April 21, 2008
Newton, Massachusetts

PRO-PHARMACEUTICALS, INC.
7 WELLS AVENUE
NEWTON, MASSACHUSETTS 02459

April 21, 2008

PROXY STATEMENT
FOR 2008 ANNUAL MEETING OF STOCKHOLDERS

May 21, 2008, 2:00 p.m. local time,
Sheraton Needham Hotel, 100 Cabot Street, Needham, Massachusetts

This Proxy Statement is being provided to you by Pro-Pharmaceuticals' Board of Directors in connection with our 2008 Annual Meeting of Stockholders. The Annual Meeting will be held at 2:00 p.m. on Wednesday, May 21, 2008 at the Sheraton Needham Hotel, 100 Cabot Street, Needham, Massachusetts 02494, for the purposes set forth in the accompanying Notice of Annual Meeting. We intend to mail this Proxy Statement and the accompanying Notice of Annual Meeting on or about April 21, 2008, to all stockholders entitled to vote at the Annual Meeting.

PURPOSE OF MEETING

At the Annual Meeting, stockholders will consider and act upon proposals (1) to elect nine directors to one-year terms, (2) to consider a management proposal to amend our articles of incorporation increasing the number of authorized shares of common stock from 100,000,000 to 200,000,000, and (3) to consider such other business as may properly come before the meeting.

The Board of Directors knows of no other business to be presented for consideration at the Annual Meeting. Each proposal is described in more detail in this Proxy Statement.

INFORMATION ABOUT PROXIES AND VOTING

Proxies

We urge you to sign the enclosed Proxy Card and return it promptly in the return envelope by following the instructions on the proxy card (both are enclosed with these materials). Proxies will be voted as directed. Any Proxy Card returned without directions given will be voted "FOR" (i) the election of directors, (ii) the increase in the number of authorized shares of our common stock, and (iv) as to any other business that may come before the Annual Meeting, in accordance with the judgment of the person or persons named in the proxy. You may revoke your proxy at any time before the Annual Meeting by sending a notice of revocation to Pro-Pharmaceuticals, Inc. at 7 Wells Avenue, Newton, Massachusetts 02459, Attention: Anthony D. Squeglia, Chief Financial Officer. You may also revoke it by submitting a more recently dated proxy to us before the Annual Meeting or by attending the meeting and voting in person.

Solicitation of Proxies

The solicitation of proxies in the enclosed form is made on behalf of the Board of Directors. We pay all costs to solicit these proxies. Our officers, directors and employees may solicit proxies but will not be additionally compensated for such activities. We are also working with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by such institutions and persons. We will reimburse their reasonable expenses.

Voting Securities

Stockholders of record at the close of business on April 11, 2008 will be entitled to notice of the Annual Meeting and to vote at the meeting. Our voting stock is our common stock of which 47,864,792 shares were issued and outstanding on April 11, 2008, and our Series A 12% Convertible Preferred Stock (which votes in accordance with the formula set forth in the Certificate of Designation of Preferences, Rights and Limitations of the Series A 12% Convertible Preferred Stock), of which 1,742,500 shares were issued and outstanding as of April 11, 2008. The shares of Series A 12% Convertible Preferred Stock vote with the shares of our common stock as a single class. Neither the common stock nor the Series A 12% Convertible Preferred Stock is entitled to cumulative voting.

Establishing a Quorum and Votes Required

The representation in person or by proxy of at least one third of the shares of capital stock entitled to vote is necessary to establish a quorum for the transaction of business. Shares which abstain from voting as to a particular matter, and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote as to a particular matter ("broker non-votes"), will be counted for purposes of determining whether a quorum is present for the transaction of business at the Annual Meeting, but will not be considered as voting on such matters. Accordingly, neither abstentions nor broker non-votes will have any effect with respect to the election of directors or the ratification of our independent registered public accounting firm, each of which requires an affirmative vote of a majority of the voting shares present or represented by proxy and voting on the matter, or the proposal to increase the number of our authorized shares of common stock, which requires an affirmative vote of a majority of the voting shares outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 11, 2008, certain information concerning the beneficial ownership of each class of our voting securities by (i) each person known by us to own beneficially five per cent (5%) or more of the outstanding shares of our common stock or our Series A 12% Convertible Preferred Stock ("Series A Preferred"), (ii) each of our directors and named executive officers, and (iii) all executive officers and directors as a group.

The number of shares beneficially owned by each 5% stockholder, director or executive officer is determined under rules of the United States Securities and Exchange Commission (SEC) and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares to which the individual or entity has sole or shared voting power or investment power and also any shares that the individual or entity has the right to acquire within 60 days after April 11, 2008 through the exercise of any stock option, warrant or other right, or conversion of any security. Unless otherwise indicated, each person or entity has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion in the table below of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address[(1)]	Amount and Nature of Beneficial Ownership [(3)]	Percentage of Class[(2)]
5% Stockholders		
David Platt, Ph.D.	3,535,347[(4)]	7.4%
James C. Czirr	4,686,468[(5)]	9.8%
Directors and Named Executive Officers		
David Platt, Ph.D.	3,535,347[(4)]	7.4%
Mildred S. Christian, Ph.D.	192,208[(6)]	*
Dale H. Conaway, D.V.M.	98,306[(7)]	*

Name and Address[(1)]	Amount and Nature of Beneficial Ownership [(3)]	Percentage of Class[(2)]
Henry J. Esber, Ph.D.	35,500	*
James T. Gourzis, M.D., Ph.D.	6,500	*
S. Colin Neill	5,500	*
Steven Prelack	33,000	*
Jerald K. Rome	215,844	*
Theodore D. Zucconi, Ph.D.	296,343	*
Maureen Foley	916,668	1.9%
Eliezer Zomer, Ph.D.	686,668	1.4%
All executive officers and directors as a group (12 persons)	6,253,552	12.4%

* Less than 1%.

(1) The address of each of the persons listed is c/o Pro-Pharmaceuticals, Inc., 7 Wells Avenue, Newton, MA 02459 except Mr. Czirr whose address is 425 Janish Drive, Sandpoint, ID 83864.

(2) For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 47,864,792 shares of common stock outstanding as of April 11, 2008, plus the number of shares of common stock that such person has the right to acquire within 60 days after April 11, 2008.

(3) Includes the following number of shares of our common stock issuable upon exercise of outstanding stock options that were exercisable within 60 days after April 11, 2008:

Directors and Named Executive Officers	Options Exercisable Within 60 Days
Dr. Platt:	100,000
Dr. Christian:	114,354
Dr. Conaway:	65,500
Dr. Esber:	35,500
Dr. Gourzis:	6,500
Mr. Neill:	5,500
Mr. Prelack:	33,000
Mr. Rome:	56,500
Dr. Zucconi:	200,000
Ms. Foley:	911,667
Dr. Zomer:	686,668
All named executive officers and directors as a group:	2,215,189

(4) Includes (i) 7,379 shares of common stock owned by Dr. Platt's wife as to which he disclaims beneficial ownership, and (ii) 100,000 shares of Series A Preferred convertible into 100,000 shares of common stock. Such number of shares of Series A Preferred represents 5% or more of the outstanding shares of this class of securities.

(5) Includes (i) 28,200 shares owned by a child of Mr. Czirr as to which Mr. Czirr disclaims beneficial ownership, and (ii) 100,000 shares of Series A Preferred convertible into 100,000 shares of common stock. Such number of shares of Series A Preferred represents 5% or more of the outstanding shares of this class of securities.

(6) Includes 25,000 shares of Series A Preferred convertible into 25,000 shares of common stock.

(7) Includes 10,000 shares of Series A Preferred convertible into 10,000 shares of common stock.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee of our Board of Directors has nominated nine members of our current Board of Directors to be re-elected at the Annual Meeting to serve one-year terms until the 2009 annual meeting of stockholders and until their respective successors are elected and shall qualify. Each nominee has agreed to serve if elected.

Set forth below is information regarding the nominees, as of April 11, 2008, including their ages, positions with Pro-Pharmaceuticals, recent employment and other directorships.

The Board of Directors recommends a vote FOR the election to the Board of each nominee.

The members of the Board of Directors are as follows:

Name	Age as of 3/22/08	Position
David Platt, Ph.D.	54	Chief Executive Officer and Chairman
Mildred S. Christian, Ph.D.	65	Director
Dale H. Conaway, D.V.M.	53	Director
Henry J. Esber, Ph.D.	70	Director
James T. Gourzis, M.D., Ph.D.	79	Director
S. Colin Neill	61	Director
Steven Prelack	50	Director
Jerald K. Rome	73	Director
Theodore D. Zucconi, Ph.D.	61	President and Director

Board of Directors:

Dr. Platt, Chief Executive Officer and Chairman of the Board of Directors, is a co-founder of the Company and co-developer of our core technology. From 1995 to 2000, Dr. Platt was Chief Executive Officer and Chairman of the Board of Directors of SafeScience Inc., a company he founded. From 1992 to 1995, Dr. Platt was the Chief Executive Officer, Chairman of the Board and a founder of International Gene Group, Inc., the predecessor company to SafeScience. Dr. Platt received a Ph.D. in Chemistry in 1988 from Hebrew University in Jerusalem. In 1989, Dr. Platt was a research fellow at the Weizmann Institute of Science, Rehovot, Israel, and from 1989 to 1991, was a research fellow at the Michigan Cancer Foundation (re-named Barbara Ann Karmanos Cancer Institute). From 1991 to 1992, Dr. Platt was a research scientist with the Department of Internal Medicine at the University of Michigan. Dr. Platt has published peer-reviewed articles and holds many patents, primarily in the field of carbohydrate chemistry.

Dr. Christian, a Director of the Company since 2002, is President and CEO of Argus International, Inc., a provider of consulting services in regulatory affairs, and Chairman and CEO of Argus Health Products, LLC, a developer and distributor of preventive and maintenance healthcare products. Until 2002, Dr. Christian was Executive Director, Science and Compliance, of Charles River Laboratories and Primedica Corporation. Before founding Argus Research Laboratories in 1979 and Argus International in 1980, Dr. Christian spent 14 years in drug development at McNeil Laboratories, a division of Johnson & Johnson Corporation. She has participated at all levels in the performance, evaluation and submission in more than 1,800 pre-clinical studies, from protocol to final report. Dr. Christian is a member of several professional organizations, including service as Councilor of the European Teratology Society and Secretary/Treasurer of the Academy of Toxicological Sciences. She has authored more than 120 papers and abstracts published in U.S. and international journals. Dr. Christian earned her Ph.D. from Thomas Jefferson University in developmental anatomy and pharmacology.

Dr. Conaway, a Director of the Company since May 2001, is the Chief Veterinary Medical Officer for the Office of Research Oversight, an office within the Veterans Health Administration under the U.S. Department of

Veterans Affairs. From 2001 to 2006, Dr. Conway was the Deputy Regional Director (Southern Region). From 1998 to 2001, Dr. Conaway served as Manager of the Equine Drug Testing and Animal Disease Surveillance Laboratories for the Michigan Department of Agriculture. From 1994 to 1998, he was Regulatory Affairs Manager for the Michigan Department of Public Health Vaccine Production Division. Dr. Conaway received a D.V.M. degree from Tuskegee Institute and an M.S. degree in pathology from the College of Veterinary Medicine at Michigan State University.

Dr. Esber, a Director of the Company since April 2006, has been a Principal in Esber D&D consulting since 2005. From 2003 to 2005, Dr. Esber was a Senior Consultant, Business Development at Charles River Labs, Discovery and Development Services. From 2005 to 2006, Dr. Esber was a consultant and from 2006, he was Senior Vice President and Chief Business Officer for Bio-Quant. Dr. Esber is the co-founder of BioSignature Diagnostics, Inc. and Advanced Drug Delivery, Inc. He serves on the Scientific Advisory Boards of several biotechnology companies and is the author of more than 130 technical publications. Dr. Esber has more than 25 years of experience in the areas of oncology/tumor immunology and immunotherapy as well as strong knowledge in the field of toxicology and regulatory affairs. Dr. Esber received a B.S. degree in biology/pre-med from the College of William and Mary, an M.S. degree in public health and parasitology from the University of North Carolina, and a Ph.D. in immunology/microbiology from West Virginia University Medical Center.

Dr. Gourzis, a Director of the Company since December 2006, has extensive experience in formulating scientific and regulatory strategy and heading clinical development teams for pharmaceutical and biotechnology products, small molecules and biologics. Therapeutic area experience includes: oncology, cardiovascular, virology, immunology, central nervous system, allergy, anti-inflammatory, infectious disease, pain management and gastrointestinal disease. Dr. Gourzis is Principal, MEDRAND Associates from 2002 to present, providing consulting services with respect to scientific, strategic and regulatory considerations associated with the development of drugs and biologics. Dr. Gourzis received an A.B. degree in biology from Harvard University, an A.M. degree in pharmacology from Boston University and an M.D., Ph.D. in pharmacology/medicine from the University of Manitoba.

Mr. Neill, a Director of the Company since May 2007, became President of Pharmos Corp. (Nasdaq: PARS) in January 2008, and since October 2006, was its Senior Vice President, Chief Financial Officer, Secretary, and Treasurer. From 2003 to 2006, Mr. Neill served as Chief Financial Officer, Treasurer and Secretary of Axonyx Inc., a biopharmaceutical company that develops products and technologies to treat Alzheimer's disease and other central nervous system disorders. Mr. Neill served as Senior Vice President, Chief Financial Officer, Secretary and Treasurer of ClinTrials Research Inc., a global contract research organization in the drug development business, from 1998 to 2001. From 2001 to 2003, Mr. Neill served as an independent consultant assisting start-up and development stage companies in raising capital. Earlier experience was gained as Vice President Finance and Chief Financial Officer of BTR Inc., a U.S. subsidiary of BTR plc, a British diversified manufacturing company, and Vice President Financial Services of The BOC Group Inc., a British owned industrial gas company with substantial operations in the health care field. Mr. Neill served four years with American Express Travel Related Services, first as chief internal auditor for worldwide operations and then as head of business planning and financial analysis. Mr. Neill began his career in public accounting with Arthur Andersen LLP in Ireland and later with Price Waterhouse LLP as a senior manager in New York City. He also served with Price Waterhouse for two years in Paris, France. Mr. Neill graduated from Trinity College, Dublin with a first class honors degree in business/economics and he holds a masters degree in Accounting and Finance from the London School of Economics. He is a Certified Public Accountant in New York State and a Chartered Accountant in Ireland. Mr. Neill serves on the board of OXIS International, Inc. (OXIS:BB).

Mr. Prelack, a Director of the Company since April 2003, has served as Senior Vice President, Chief Financial Officer and Treasurer of VelQuest Corporation since 2001, a provider of automated compliance management solutions for the pharmaceutical industry. In this capacity, Mr. Prelack oversees business development, financial, administrative and other functions and is responsible for VelQuest's transition from a development-stage company to an operating company.
Mr. Prelack is a director of Codeco Corporation, a

designer and manufacturer of custom resisters and switches, and of Sight Code, Inc., which specializes in OPM, a systems design and architecture platform. Mr. Prelack, a Certified Public Accountant, received a B.B.A. degree from the University of Massachusetts at Amherst in 1979.

Mr. Rome, a Director of the Company since March 2004, has been a private investor since 1996. Mr. Rome founded Amberline Pharmaceutical Care Corp., a marketer of non-prescription pharmaceuticals, in 1993 and served as its President from 1993 to 1996. From 1980 to 1990, he served as Chairman, President and Chief Executive Officer of Moore Medical Corp., a national distributor of branded pharmaceuticals and manufacturer and distributor of generic pharmaceuticals and was previously Executive Vice President of the H.L. Moore Drug Exchange, a division of Parkway Distributors and predecessor of Moore Medical Corp. Mr. Rome received a B.S. degree in pharmaceutical sciences from the University of Connecticut.

Dr. Zucconi, a Director and President of the Company since October 2007, was formerly, since 2002, President of Implementation Edge, a management consulting firm that specializes in organizational performance improvement. From 1994 until 2002, Dr. Zucconi served in various capacities at Motorola, including Director of Motorola University. Prior to Motorola, Dr. Zucconi held technical, operational, and scientific positions at various high technology companies. Dr. Zucconi received his Ph.D. in analytical chemistry from State University of New York in 1977. Dr. Zucconi also received a Master's Certificate in international management from Thunderbird University.

Executive officers and key employees:

David Platt, Ph.D., Chief Executive Officer (see Board of Directors)

Theodore Zucconi, Ph.D., President (see Board of Directors)

Eliezer Zomer, Ph.D., is Executive Vice President of Manufacturing and Product Development. Prior to joining the company in 2002, Dr. Zomer was the founder of Alicon Biological Control, where he served from November 2000 to July 2002. From December 1998 to July 2000, Dr. Zomer served as Vice President of product development at SafeScience, Inc. and Vice President of Research and Development at Charm Sciences, Inc. from June 1987 to November 1998. Dr. Zomer received a B.Sc. degree in industrial microbiology from the University of Tel Aviv in 1972, a Ph.D. in Biochemistry from the University of Massachusetts in 1978, and undertook a post-doctoral study at the National Institute of Health.

Anatole Klyosov, Ph.D., D.Sc., is Chief Scientist, a co-inventor of our patented technology, and a founder of the Company. Dr. Klyosov was vice president, research and development for Kadant Composites, Inc., a subsidiary of Kadant, Inc. (KAI-NYSE), where he directed, since 1996, a laboratory performing work in biochemistry, microbiology and polymer engineering. From 1990 to 1998, Dr. Klyosov was visiting professor of biochemistry, Center for Biochemical and Biophysical Sciences, Harvard Medical School, and from 1981 to 1990 he was professor and head of the Carbohydrates Research Laboratory at the A.N. Bach Institute of Biochemistry, USSR Academy of Sciences. Dr. Klyosov was elected as a member of the World Academy of Art and Sciences and is the recipient of distinguished awards including the USSR National Award in Science and Technology. He has published more than 230 peer-reviewed articles in scientific journals, authored books on enzymes, carbohydrates, and biotechnology, and holds more than 20 patents. Dr. Klyosov earned his Ph.D. and D.Sc. degrees in physical chemistry, and an M.S. degree in enzyme kinetics, from Moscow State University.

Anthony Squeglia became Chief Financial Officer in October 2007 and from 2003 served as Vice President of Investor Relations. From 2001 to 2003, Mr. Squeglia was a Partner in JFS Advisors, a management consulting firm that delivered strategic services to entrepreneurial businesses that includes raising funds, business planning, positioning, branding, marketing and sales channel development. From 1996 to 2001, Mr. Squeglia was Director of Investor Relations and Corporate Communications for Quentra/Coyote Networks. Previously, Mr. Squeglia held management positions with Summa Four, Unisys, AT&T, Timeplex, Colonial Penn and ITT. Mr. Squeglia received an M.B.A. from Pepperdine University and a B.B.A. from The Wharton School, University of Pennsylvania.

Maureen Foley is Chief Operating Officer since October 2001 and formerly Manager of Operations. Ms. Foley's experience with start-up companies includes: From June 2000 to December 2000, she provided business operations services for eHealthDirect, Inc., a developer of medical records processing software. From October 1999 to May 2000, Ms. Foley managed business operations services for ArsDigita, Inc., a developer of business software and programs. From June 1996 to August 1999, Ms. Foley served with Thermo Fibergen, Inc., a subsidiary of Thermo Electron Corporation, a developer of composite materials. Ms. Foley is a graduate of The Wyndham School, Boston, Massachusetts, with a major in Mechanical Engineering.

None of the directors, executive officers and key employees shares any familial relationship.

CORPORATE GOVERNANCE

Board of Directors Meetings and Committees of the Board

During the year ended December 31, 2007, our Board of Directors held 18 meetings. During 2007, the Board had three standing committees: the Compensation Committee, the Audit Committee and the Nominating and Corporate Governance Committee. Our Board of Directors has determined that, other than Dr. Platt and Dr. Zucconi, neither of whom serves on a standing committee, all of the directors are "independent" within the meaning of American Stock Exchange listing standards. As required by the stock exchange rules, we held at least one meeting of the Board attended only by the independent (non-management) directors. During 2007, one director, James Gourzis, attended fewer than 75% of the combined total number of meetings of the Board. Each of the Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee has a charter, a copy of which is available in the "About the Company" section of our website at *www.pro-pharmaceuticals.com.*

Compensation Committee

The Compensation Committee, whose members are Mildred Christian (chair) and Henry Esber, met three times during 2007. The Committee is responsible for reviewing and recommending compensation policies and programs, management and corporate goals, as well as salary and benefit levels for our executive officers and other significant employees. Its specific responsibilities include supervising and overseeing the administration of our incentive compensation and stock programs and, as such, the Committee is responsible for administration of grants and awards to directors, officers, employees, consultants and advisors under Pro-Pharmaceuticals' 2001 Stock Incentive Plan and the 2003 Non-employee Director Stock Incentive Plan.

Audit Committee

The Audit Committee, whose members are Steven Prelack (chair), Dale Conaway and Jerald Rome, met seven times during 2007. The Audit Committee is responsible for oversight of the quality and integrity of the accounting, auditing and reporting practices of Pro-Pharmaceuticals. More specifically, it assists the Board of Directors in fulfilling its oversight responsibilities relating to (i) the quality and integrity of our financial statements, reports and related information provided to stockholders, regulators and others, (ii) our compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of our independent registered public accounting firm, (iv) the internal control over financial reporting that management and the Board have established, and (v) the audit, accounting and financial reporting processes generally. The Committee is also responsible for review and approval of related-party transactions. The Board has determined that Mr. Prelack is an "audit committee financial expert" within the meaning of SEC rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, whose members are Jerald Rome (chair), Dale Conaway and Mildred Christian, met five times during 2007. The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become members of the Board, and to recommend to the Board, candidates for election or re-election as directors and for reviewing our governance policies in light of the corporate governance rules of the American Stock Exchange and the SEC. Under its charter, the Nominating and Corporate Governance Committee is required to establish and recommend criteria for service as a director, including matters relating to professional skills and experience, board composition, potential conflicts of interest and manner of consideration of individuals proposed by management or stockholders for nomination. The Committee believes candidates for the Board should have the ability to exercise objectivity and independence in making informed business decisions; extensive knowledge, experience and judgment; the highest integrity; loyalty to the interests of Pro-Pharmaceuticals and its stockholders; a willingness to devote the extensive time necessary to fulfill a director's duties; the ability to contribute to the diversity of perspectives present in board deliberations, and an appreciation of the role of the corporation in society. The Committee will consider candidates meeting these criteria who are suggested by directors, management, stockholders and other advisers hired to identify and evaluate qualified candidates.

The Committee has adopted a policy for stockholders to submit recommendations for director candidates. A stockholder desiring to make a recommendation may do so in writing by letter to the Nominating and Corporate Governance Committee stating the reasons for the recommendation and how the candidate may meet the Committee's director selection criteria. The letter may be confidential and should be addressed to the Chairman of the Nominating and Corporate Governance Committee, c/o Anthony D. Squeglia, Chief Financial Officer, Pro-Pharmaceuticals, Inc., 7 Wells Avenue, Newton, Massachusetts 02459. The Committee will evaluate stockholder-recommended candidates in the same manner as candidates recommended by other persons.

Stockholder Communications with the Board of Directors

Stockholders may send communications to the Board, the Chairman, or one or more non-management directors by using the contact information provided on our website. Stockholders also may send communications by letter addressed to Anthony D. Squeglia, Chief Financial Officer, Pro-Pharmaceuticals, Inc., 7 Wells Avenue, Newton, Massachusetts 02459, or by calling (617) 559-0033. All communications will be received and reviewed by our Chief Financial Officer. Stockholder concerns about our accounting, internal controls, auditing matters or business practices will be reported to the Audit Committee. All other concerns will be reported to the appropriate committee(s) of the Board.

Attendance of Board Members at the Annual Meeting

We encourage, but do not require, our Board members to attend the annual meeting of stockholders. Six members of the Board attended our 2007 annual meeting.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following information summarizes the compensation paid to our Named Executive Officers for the fiscal year ended December 31, 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	All Other Compensation ($)	Total ($)
David Platt, Ph.D.,	2007	195,000	—	86,250	49,850[2]	331,100
Chief Executive Officer	2006	260,000		45,832	50,917[3]	356,749
Eliezer Zomer, Ph.D.,	2007	165,000	—	85,651	26,870[4]	277,521
Executive Vice President of Manufacturing and Product Development	2006	220,000		59,484	29,194[5]	308,678
Maureen Foley,	2007	138,750	—	85,651	18,620[6]	243,021
Chief Operating Officer	2006	185,000		59,484	22,372[7]	266,856

(1) Reference is made to Note 8 "Stock Based Compensation" in our Form 10-K for the year ended December 31, 2007 filed with the SEC on March 28, 2008, which identifies assumptions made in the valuation of option awards in accordance with SFAS No. 123(R). The amounts listed in this column represent the amount of stock based compensation recognized for financial statement reporting purposes for the year ended December 31, 2007, in accordance with SFAS No. 123(R) and thus may include amounts from awards granted in or prior to 2007 in our operating expenses for the named executive officers for the year ended December 31, 2007.

(2) Includes $22,220 for health insurance, $17,795 for automobile expenses, $7,800 for company 401(k) contributions and $2,035 for health club expenses.

(3) Includes $21,785 for health insurance, $15,956 for automobile expenses, $8,800 for company 401(k) contributions and $4,376 for health club expenses.

(4) Includes $19,937 for health insurance expenses, $6,533 for company 401(k) contributions and $400 for health club expenses.

(5) Includes $19,572 for health insurance expenses, $8,800 for company 401(k) contributions and $822 for health club expenses.

(6) Includes $13,070 for health insurance expenses and $5,550 for company 401(k) contributions.

(7) Includes $13,572 for health insurance expenses and $8,800 for company 401(k) contributions.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE

In order to conserve cash, the Named Executive Officers and certain other key employees voluntarily reduced their cash salaries beginning in July 2007.

Material Terms of Employment Contracts of Named Executive Officers

David Platt, Chief Executive Officer

We have an employment contract with Dr. Platt that was filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003 on March 30, 2004. The agreement, which became effective on January 2, 2004, provides that Dr. Platt shall serve as President and Chief Executive Officer at an initial base salary of $220,000 per year, subject to annual review, and shall receive our standard employee life, disability and health insurance benefits. Dr. Platt is also entitled to receive bonus compensation as follows:

(i) upon consummation of a transaction with a pharmaceutical company expected to result in at least $10,000,000 of equity investment or $50,000,000 of royalty revenue or other substantial benefit as our

Board may determine, a cash bonus of $200,000 and fully vested 10-year stock options exercisable at not less than the market value to purchase at least 200,000 of our shares of common stock;

(ii) upon approval by the Food and Drug Administration of each new investigational new drug application filed by us for commencement of human trials, a cash bonus of $100,000 and 100,000 of stock options;

(iii) upon approval by the FDA of each new drug application filed by us for any drug, a cash bonus of $400,000 and 400,000 of stock options; and

(iv) a cash bonus upon achievement of goals specified by our Board as determined in the first quarter of each fiscal year, with 50% based on performance relative to his work as an executive manager and/or scientist and 50% based on reference to objective criteria such as the market price of our stock or meeting budgets approved by the Board.

If Dr. Platt's employment terminates other than "for cause" or within twelve months after a change of control of Pro-Pharmaceuticals, he is entitled to, among other things, severance payments for two years based on his salary as of termination, a cash payment ranging from $1,000,000 and $2,000,000 calculated by reference to prior bonus payments, continuation of or comparable health plan benefits for him and his family for two years, and immediate vesting of any unvested stock options.

The agreement requires Dr. Platt to assign inventions and other intellectual property to Pro-Pharmaceuticals which he conceives or reduces to practice during employment and for such period as the company pays severance, contains protective provisions concerning confidential information, non-competition and non-solicitation of employees, and provides for indemnification of Dr. Platt.

Following the annual review provided for in his employment agreement, Dr. Platt's salary was adjusted to $260,000 for 2005.

Eliezer Zomer, Ph.D., Executive Vice President of Manufacturing and Product Development, and Maureen Foley, Chief Operating Officer

We do not have a written employment agreement with Dr. Zomer or Ms. Foley.

Material Terms of Employment Agreements with Other Key Employees and Executives

Theodore D. Zucconi, President

We entered into an employment agreement with Dr. Zucconi on December 19, 2007, which amends and restates his prior employment agreement effective October 1, 2007, and was filed as an exhibit to our Form 8-K Current Report on December 26, 2007. The agreement provides for a monthly salary of $9,167 in 2007, and an annual salary of $220,000 in 2008, payment of 50% of which is deferred until October 1, 2008. He shall be paid a cash bonus of $27,500 before June 1, 2008. Dr. Zucconi is entitled to insurance and other employee benefits, as well as $54,000 for relocation costs and airfare reimbursement for up to 14 round trips to his home in Phoenix, Arizona. The agreement provided for a "sign-on" bonus of 200,000 stock options, which were granted in December 2007. It also entitles him to 10,000 incentive stock options for each $1 million of financing received by us from investors identified by him, as well as 100,000 options if the trading price of our common stock exceeds $5.00 for 20 consecutive trading days prior to October 3, 2008. The agreement provides that all stock options are fully vested on the applicable grant date, have an exercise price equal to the fair market value of our common stock on the grant date, and are exercisable for five years, whether or not Dr. Zucconi is then employed by us. If we enter into a partnership or joint venture with another company resulting in payment to us of upfront fees and milestone payments in excess of $20 million, Dr. Zucconi is entitled to a cash bonus equal to 1% of such fees and payments. The employment agreement has a term of one year, and contains provisions for compensation if Dr. Zucconi's employment is terminated with or without cause. The agreement requires Dr. Zucconi to assign intellectual property and contains protective provisions including non-competition and non-solicitation.

Anthony D. Squeglia, Chief Financial Officer

In connection with Mr. Squeglia's appointment effective October 1, 2007 as our Chief Financial Officer, we entered into an employment agreement with him dated December 20, 2007, which was filed as an exhibit to our Form 8-K Current Report on December 20, 2007. Mr. Squeglia's employment agreement provides for an initial base salary of $180,000 per year, subject to annual review, and our standard health insurance benefits. In the event his employment is terminated "without cause" he is entitled to severance equal to two months' base salary plus one month for each year of employment (not to exceed six months) and continuation of benefits for two months. The employment agreement contains a customary provision for assignment of intellectual property, as well as protective provisions concerning confidential information, non-competition and non-solicitation of employees.

Anatole Klyosov, Chief Scientist

Dr. Klyosov's employment agreement provides for an initial base salary of $220,000 per year, subject to annual review, and our standard health insurance benefits. In the event his employment is terminated "without cause" he is entitled to severance equal to two months' base salary plus one month for each year of employment (not to exceed six months) and continuation of benefits for two months. The employment agreement contains a customary provision for assignment of intellectual property, as well as protective provisions concerning confidential information, non-competition and non-solicitation of employees.

OUTSTANDING EQUITY AWARDS AT YEAR END

The following information summarizes outstanding equity awards held by the named executive officers as of December 31, 2007.

		Stock Option Awards			
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying (#) Unexercised Options Un-exercisable	Option Exercise Price Per Share ($)	Option Expiration Date
David Platt, Ph.D.	03/09/2006	25,000	50,000	3.75	03/09/2011
	03/08/2007	—	150,000	1.01	03/08/2012
Eliezer Zomer, Ph.D.	12/04/2002	120,000	—	3.50	11/14/2012
	09/18/2003	425,000	—	4.05	09/02/2013
	12/21/2004	75,000	—	1.90	12/21/2014
	03/09/2006	16,667	33,333	3.75	03/09/2011
	03/08/2007	—	100,000	1.01	03/08/2012
Maureen Foley	12/04/2002	20,000	—	3.50	12/14/2011
	12/04/2002	100,000	—	3.50	11/14/2012
	09/18/2003	650,000	—	4.05	09/02/2013
	12/21/2004	75,000	—	1.90	12/21/2014
	03/09/2006	16,667	33,333	3.75	03/09/2011
	03/08/2007	—	100,000	1.01	03/08/2012

Options vest annually, in equal increments, over three years beginning the first anniversary of the grant date, provided the grantee is then an employee. The exercise price of the options is set at the closing price of our stock on the date of grant. Grants of options are recommended by the Compensation Committee and adopted by the Board of Directors. No options were exercised in 2007.

DIRECTOR COMPENSATION

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mildred S. Christian, Ph.D.	—	—	$19,436	—	—	—	$19,436
Dale H. Conaway, D.V.M.	—	—	$18,983	—	—	—	$18,983
Henry J. Esber, Ph.D.	—	—	$15,008	—	—	—	$15,008
James T. Gourzis, M.D, Ph.D.	—	—	$ 3,076	—	—	—	$ 3,076
S. Colin Neill			$ 2,471				$ 2,471
Steven Prelack	$ 71,200	—	$ 3,333	—	—	—	$74,533
Jerald K. Rome	—	—	$19,755	—	—	—	$19,755

(1) Excludes David Platt and Theodore Zucconi who are employees.
(2) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS No. 123(R) for awards granted in 2007. Reference is made to Note 8 "Stock Based Compensation" in our Form 10-K for the year ended December 31, 2007 filed with the SEC on March 28, 2008, which identifies the assumptions made in the calculation of these amounts.

NARRATIVE TO DIRECTOR COMPENSATION TABLE

As provided for in our 2003 Non-employee Directors Stock Incentive Plan, each non-employee director receives a grant of 500 non-qualified stock options for each meeting of our Board, and each meeting of a standing committee of the Board, that such director attended during a year of service. We paid Mr. Prelack $68,000 for service as Chair of the Audit Committee and $3,200 for service on a special committee of the Board providing oversight of our litigation. In March 2007, we made the following supplemental grants of stock options to members of the Board for services provided during 2006: Mildred S. Christian, 18,000; Dale H. Conaway, 17,000; Henry J. Esber, 15,000; and Jerald K. Rome, 17,000.

PROPOSAL NO. 2
TO APPROVE AN AMENDMENT TO THE PRO-PHARMACEUTICALS ARTICLES OF INCORPORATION INCREASING THE NUMBER OF OUR AUTHORIZED SHARES OF COMMON STOCK FROM 100,000,000 TO 200,000,000

Our Board of Directors has approved and has recommended that our stockholders approve, an amendment to our Articles of Incorporation providing for an increase in the number of authorized shares of our common stock from 100,000,000 to 200,000,000. This amendment is attached as an Appendix to this proxy statement.

As of April 11, 2008:

- there were 47,864,792 shares of our common stock outstanding,
- there were 6,000,000 shares of our common stock reserved for future issuance under our stock incentive plans and outstanding options,
- there were 1,742,500 shares of our common stock reserved for future issuance upon the conversion of outstanding shares of our Series A 12% Convertible Preferred Stock, and
- there were 28,762,354 shares of our common stock reserved for issuance upon exercise of outstanding warrants.

Accordingly as of April 11, 2008, there were an aggregate of 82,047,500 shares outstanding or reserved for issuance.

The additional 100,000,000 authorized shares of common stock would be available for issuance in the future for corporate purposes, such as financings, acquisitions, stock splits, stock dividends and management incentive and employee benefit plans, as our Board of Directors may deem advisable, without the necessity of further stockholder action.

We do not have any present plan, arrangement or understanding to issue any of the additional shares of common stock that will become available as a result of this amendment to our Articles of Incorporation.

The issuance of additional shares of our common stock would have the effect of diluting our current stockholders and could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us. We are not aware of any attempts on the part of a third party to effect a change of control of us and the amendment has been proposed for the reasons stated above and not for any possible anti-takeover effects it may have.

If approved by the stockholders, the proposed amendment to our Articles of Incorporation will become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Nevada. Although our Board of Directors intends to file the Certificate of Amendment as soon as practicable after the shareholder meeting, if, in the judgment of our Board of Directors, any circumstances exist that would make consummation of the proposed amendment inadvisable, then, in accordance with Nevada law, and notwithstanding approval of the proposed amendment to the Certificate of Incorporation by the stockholders, our Board of Directors may abandon the proposed amendment, either before or after approval and authorization thereof by the stockholders, at any time prior to the effectiveness of the filing of the Certificate of Amendment.

The Board of Directors recommends you vote FOR the proposal to approve an amendment to our Articles of Incorporation providing for an increase in the number of authorized shares of our common stock from 100,000,000 to 200,000,000.

CHANGE OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On April 10, 2008, based on the decision of the Audit Committee of our Board of Directors, we dismissed Deloitte & Touche LLP as our independent registered public accounting firm and engaged Vitale Caturano & Company, Ltd. to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

The reports of Deloitte & Touche LLP on our financial statements for the years ended December 31, 2007 and 2006 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2007 and 2006 and through the date of dismissal, there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years; and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

During the years ended December 31, 2007 and 2006 and through the date of the Audit Committee's decision, we did not consult Vitale Caturano & Company, Ltd. with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matter or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

We do not expect a representative of Deloitte & Touche LLP or Vitale Caturano & Company Ltd. to be present at the 2008 Annual Meeting.

FEES PAID TO DELOITTE & TOUCHE LLP

	Fiscal Year 2007	Fiscal Year 2006
Audit Fees[1]	$522,494	$350,068
Audit-Related Fees[2]	42,795	26,500
Tax Fees[3]	18,265	15,740
Subtotal	5 83,554	3 92,308
All Other Fees[4]	—	—
Total Fees	$583,554	$392,308

(1) *Audit Fees.* These are fees for professional services for the audit of our annual financial statements included in our Annual Report on Form 10-K, review of financial statements included in our Quarterly Reports on Form 10-Q, the restatement of financial statements for the periods ended September 30, 2006 and June 30, 2006 filed on Form 10-Q/A and services that are normally in connection with statutory and regulatory filings or engagements for such fiscal year.

(2) *Audit-Related Fees.* These are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including financial disclosures made in our equity finance documentation and registration statements filed with the SEC that incorporate financial statements and the auditors' report thereon and reviewed with our Audit Committee on financial accounting/reporting standards.

(3) *Tax Fees.* These are fees for professional services with respect to tax compliance, in particular, preparation of our corporate tax returns.

(4) *All Other Fees.* These are fees for all other products and services provided or performed which do not fall within one or more of the above categories.

The Audit Committee has considered whether the provision of non-core audit services to Pro-Pharmaceuticals by Deloitte & Touche LLP is compatible with maintaining independence.

Pre-Approval Policy and Procedures

The Audit Committee has adopted policies and procedures which set forth the manner in which the Committee will review and approve all services to be provided by the independent auditor before the auditor is retained to provide such services. The policy requires Audit Committee pre-approval of the terms and fees of the annual audit services engagement, as well as any changes in terms and fees resulting from changes in audit scope or other items. The Audit Committee also pre-approves, on an annual basis, other audit services, and audit-related and tax services set forth in the policy, subject to estimated fee levels, on a project basis and aggregate annual basis, which have been pre-approved by the Committee.

All other services performed by the auditor that are not prohibited non-audit services under SEC or other regulatory authority rules must be separately pre-approved by the Audit Committee. Amounts in excess of pre-approved limits for audit services, audit-related services and tax services require separate pre-approval of the Audit Committee.

The Chief Financial Officer reports quarterly to the Audit Committee on the status of pre-approved services, including projected fees. All of the services reflected in the above table were approved by the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for providing independent, objective oversight of Pro-Pharmaceuticals' accounting functions and internal control over financial reporting. The Audit Committee has reviewed and discussed audited financial statements for Pro-Pharmaceuticals with management. The Audit Committee also has discussed with Deloitte & Touche LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication With Audit Committees, As Amended,* which includes, among other items, matters related to the conduct of the annual audit of our company's financial statements. The Audit Committee has also received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by the securities acts administered by the Securities and Exchange Commission, concerning their independence, as required under applicable independence standards for auditors of public companies, and has discussed with Deloitte & Touche LLP its independence from Pro-Pharmaceuticals.

Based upon the review and discussions referred to above, the Audit Committee recommended to our Board of Directors that the audited financial statements of Pro-Pharmaceuticals for the 2007 fiscal year be included in the Annual Report filed on Form 10-K for the year ended December 31, 2007.

AUDIT COMMITTEE
Steven Prelack, Chair
Dale Conaway, D.V.M.
Jerald K. Rome

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee Charter requires that members of the Audit Committee, all of whom are independent directors, conduct an appropriate review of, and be responsible for the oversight of, all related party transactions on an ongoing basis. There were no related party transactions in the fiscal year ended December 31, 2007.

OTHER BUSINESS

Management knows of no other matters that may be properly presented at the Annual Meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of our common stock, to file reports of ownership and changes of ownership of such securities with the SEC. Based on a review of our records, we believe a Form 3 was filed late with respect to Mr. Neill.

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Under SEC rules, if a stockholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2009 annual meeting of stockholders, the proposal must be received by us, attention: Anthony D. Squeglia, Chief Financial Officer, at our principal executive offices by December 21, 2008. Also in accordance with SEC guidelines, if a stockholder notifies us of that stockholder's intent to present a proposal at our 2009 annual meeting of stockholders after March 5, 2009, we may, acting through the persons named as proxies in the proxy materials for that meeting, exercise discretionary voting authority with respect to the proposal without including information about the proposal in our proxy materials. However, in either case, if the date of the 2009 annual meeting is changed by more than 30 days from the date of the 2008 meeting, then the deadline would be a reasonable time before we begin to print and mail our proxy materials.

DELIVERY OF VOTING MATERIALS

To reduce the expenses of delivering duplicate voting materials to our stockholders who may have more than one Pro-Pharmaceuticals stock account, we are taking advantage of "house-holding" rules that permit us to deliver only one set of the Proxy Statement and our 2007 Annual Report to stockholders who share an address unless otherwise requested. If you hold your shares through a broker, you may have consented to reducing the number of copies of materials delivered to your address. If you wish to revoke a consent previously provided to your broker, you must contact the broker to do so. In any event, if you share an address with another stockholder and have received only one set of voting materials, you may write or call us to request a separate copy of these materials at no cost to you. For future annual meetings, you may request separate voting materials, or request that we send only one set of voting materials to you if you are receiving multiple copies, by either: (i) telephoning us at (617) 559-0033; (ii) sending a letter to us at 7 Wells Avenue, Newton, Massachusetts 02459, Attention: Chief Financial Officer; or (iii) sending an e-mail to us at squeglia@pro-pharmaceuticals.com. If you hold your shares through a broker, you can request a single copy of materials for future meetings by contacting the broker.

By Order of the Board of Directors

/s/ DAVID PLATT

David Platt, Ph.D
Chairman of the Board

April 21, 2008
Newton, Massachusetts

APPENDIX

Explanatory Note: This Appendix contains a copy of the Certificate of Amendment, to be filed with the Secretary of State of the State of Nevada, as amended by the proposed amendment described in the proxy statement to which this Appendix is attached.

Certificate of Amendment to Articles of Incorporation
for Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390—After Issuance of Stock)

1. Name of corporation: Pro-Pharmaceuticals, Inc.
2. The articles have been amended as follows (provide article numbers, if available):

Article III of the Articles of Incorporation of Pro-Pharmaceuticals, Inc. has been amended to increase the number of authorized common voting shares to 200,000,000, and shall read in its entirety as follows:

ARTICLE III

Authorized Shares

The corporation shall have authority to issue an aggregate of 200,000,000 shares, which shall be common voting shares having a par value of $0.001 per share, and 10,000,000 undesignated shares having a par value of $0.01 per share. The Board of Directors may, from time to time, prescribe by resolution different classes or series of the undesignated shares, the number of shares of such class or series within the limit of the authorized undesignated shares, and the voting powers, designations, rights, preferences, restrictions and the relative rights of said shares in each such class or series.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: [to be completed]
4. Effective date of filing (optional): ______________________
(must not be later than 90 days after the certificate is filed)
5. Officer Signature (Required): ______________________
Theodore D. Zucconi, President

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

PRO-PHARMACEUTICALS, INC.

The undersigned appoints David Platt, Ph.D. and Maureen Foley, and each of them, as proxies, each with the power of substitution, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of Pro-Pharmaceuticals, Inc. held of record by the undersigned at the close of business on April 11, 2008 at the 2008 Annual Meeting of Stockholders of Pro-Pharmaceuticals, Inc. to be held on May 21, 2008 or at any adjournment thereof.

(Continued, and to be marked, dated and signed, on the other side)

PRO-PHARMACEUTICALS, INC.

To Vote Your Proxy

Mark, sign and date your proxy card below, detach it and return it in the postage-paid envelope provided.

▼ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼

PROXY

Please mark your votes like this ☒

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED FOR PROPOSALS 1 & 2, EACH WILL BE VOTED "FOR" THE PROPOSAL.

1. ELECTION OF DIRECTORS
The Board of Directors recommends a vote "FOR" the listed nominees.
To withhold authority to vote for any individual nominee, strike a line through that nominee's name below:

VOTE FOR ALL NOMINEES ☐ WITHHOLD AUTHORITY ☐

Mildred S. Christian, Ph.D. Ph.D.
James T. Gourzis, M.D., Ph.D.
Steven Prelack
Zucconi, Ph.D.
Dale H. Conaway, D.V.M.
S. Colin Neill
Jerald K. Rome
Henry J. Esber,
David Platt, Ph.D.
Theodore

2. APPROVAL OF AN AMENDMENT TO THE ARTICLES OF INCORPORATION OF PRO-PHARMACEUTICALS INCREASING THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 100,000,000 TO 200,000,000. **The Board of Directors recommends a vote "FOR" this proposal.**

FOR ☐ AGAINST ☐ ABSTAIN ☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature: ________________________ **Signature (if joint):** ________________________
__ **Date:**________________, **2008**

Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, personal representative, trustee or guardian, please give title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.